
HCO
Health Care Originals
MONITORING | INSIGHT | BETTER HEALTH

INVEST IN **HEALTH CARE ORIGINALS**

AI-powered respiratory care for asthma & COPD patients - an $83B market

healthcareoriginals.com Rochester, NY VC-Backed

Highlights

VC-Backed

Raised $250K or more from a venture firm

1. Signed contracts for $5.5M in projected revenue
2. 1,000+ patients treated and 12,000 patients on the waitlist
3. 2 out of 3 users report ZERO asthma attacks or COPD flare ups within 6 months
4. 13 patents allowed with 10 more pending - a robust patent portfolio
5. FDA 510(k) clearance pathway & covered under existing reimbursement codes
6. Led by healthtech executives from Lark Health ($1B valuation) & Blue Cross (100M+ members)
7. Forecasting $35M+ in revenue in the next 2 years (not guaranteed)
8. Backed by leading venture funds Safar Partners & Chloe Capital

Featured Investor



Timothy Bowe
Syndicate Lead

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Invested $50,000

Tim has been involved in technology-based product development for over 40 years. He has been directly involved with over 60 different technology startups, 30 in the medical device/healthcare industry, with 6 companies being successfully acquired.

"I've known of the Health Care Originals team for more than 2 years and have been working with them as an advisor for more than 1 year now. As way of an introduction, I have been involved in technology-based product development for over 40 years - all the way from hands-on engineering to product management, eventually at the founder and investor levels. Through this time, I have been directly involved with over a dozen different technology startups - having co-founded a half dozen of them, 4 companies were directly involved in the medical / healthcare technology industry and 6 different companies were successfully acquired. In addition to this, in my role as an executive of 3 different technology product development companies, I supported the development of initial products for more than five dozen other startup companies - nearly 30 of them in the medical device / healthcare industry alone. That's a lot of experience with what it takes to be successful in creating a new product in the healthcare industry. In my time working with the HCO, I've seen that the team's approach to technology development is excellent. The best technology solutions seem elegant simple on the surface, regardless of how complex they may actually be, and the HCO team has done a great job of distilling a complex, first-of-its kind technological solution into a classically elegant and comfortable wearable that stands out not just for its usability but also its autonomy - computing on the device, which is called edge computing, versus what many other wearables do, which is stream raw data to the cloud. Beyond that, the team has done a remarkable job of turning the proprietary data they develop into a care management platform that has been demonstrated as having truly outstanding impact on clinical outcomes in asthma and COPD. The magnitude of improved clinical outcomes, combined with a unique business model that focuses on ensuring improved outcomes combined with reducing healthcare costs is being deemed revolutionary. The team has taken a thoughtful approach to technology development, has proved itself in 2 markets. The approach was pragmatic - first proving sustained outcome improvement before ramping up marketing and sales. Now, with a de-risked technology and proven clinical outcomes, they are seeing an increased adoption rate. The healthcare sales cycle is long, but even so, they've been able to shorten time to contract because they are truly differentiated. I've been investing for more than technology companies for years and these are just some of the reasons I'm excited to lead this round on WeFunder."

Our Team



Sharon Samjitsingh CEO & Co-Founder

Healthtech disruptor. 7 sustainability & healthcare patents. Led $150M portfolio at multi-billion-dollar insurance & manufacturing company. Entrepreneur in Residence at NYSERDA. Engineering BSc & University of Rochester Entrepreneurship & Management MS.



Jared Dwarika COO & Co-Founder

Device sales & manufacturing maven. 20 years industry experience. 10 healthcare patents allowed & 12 more pending. Grew sales by 30x to $5M at Western Scientific. Featured speaker at MEDICA - world's #1 medical device event. Henley Business School MBA.



Jennifer Chambers Chief Medical Officer, MD MBA FACP

Clinical expert. Ex-Medical Director at Capital Blue Cross. Board-certified in Internal Medicine and Hospice & Palliative Medicine. Academic Development Committee Chair of the Penn State Harrisburg Board of Advisors. Penn State MD & MBA.



Cameron Jacox Chief Growth Officer

Growth maestro. Former Chief Growth Officer at Lark Health. Scaled AI chronic disease platform to $1B+. Former executive at exited startups MyFinance, NarrativeDx, & Vincere Health. Babson College Business Management BS.

Pitch

Why Health Care Originals?



Health Care Originals (HCO) is a venture-backed healthtech company on a mission to revolutionize the $83B respiratory care market.

HCO's AI-powered virtual respiratory care platform is pioneering always-on, personalized care for the 690M+ sufferers of asthma and chronic obstructive pulmonary disease - the third leading cause of death globally.

Backed by leading venture funds Safar Partners and Chloe Capital, and with proven product-market fit, HCO's patented non-invasive solution is ready to improve the quality of life for millions worldwide.

$5.5M annual recurring revenue & 12K waitlist

Health Care Originals is swiftly becoming a powerhouse player in respiratory care, with contracts signed for $5.5M in projected annual recurring revenue (ARR) based on recruiting just 4% of the total customers available to us and a growing waitlist of over 12,000 members representing $8M ARR in pipeline value.


12K
Member
Waitlist
$8M+
$5.5M
$5.5M
2024 Contracted ARR
2025 Projected ARR

Revenue contracted in a given year is realized 12-18 months in the future

Forward-looking projections are not guaranteed.

Respiratory attacks cause anxiety & panic for 690M people globally


"When you can't breathe, nothing else matters."
Sharon Samjitsingh
Health Care Originals Co-Founder & CEO

Chronic respiratory conditions are the third leading cause of death worldwide.



50M+

US Population with asthma & COPD

690M

Global Population with asthma & COPD

Every day in America, there are 30,000 asthma attacks, 15,600 COPD office visits, and 430 respiratory-related deaths.

Chronic respiratory conditions affect people of all ages but women, people of color, and lower-income populations are at the greatest risk. These groups are frequently underdiagnosed or misdiagnosed, increasing the risk of life-threatening emergencies. Barriers like inadequate healthcare access and insufficient screening further exacerbate these challenges, leading to 10-15 million Americans suffering in silence without treatment.

People living with these conditions struggle with daily tasks as flare-ups lead to heightened anxiety, panic, as well as frequent hospital visits. $47B in avoidable costs are spent annually on related outpatient, inpatient, office visits, and ER.

Side Effects of Asthma & COPD

- Shortness of Breath
- Wheezing
- Cough
- Chest Tightness
- Respiratory Infections
- Stress & Anxiety
- Depression
- Fatigue

Families and care-givers suffer too as they help their loved ones navigate a broken healthcare system riddled with complexities in a daily battle.

Medication is also limited in its effectiveness as it often does not work the same for everyone. People living with these conditions need help beyond medication-only therapies to live well.

430

US Respiratory-Related Deaths per day


15,000
Global Respiratory-Related Deaths per day

One-size-fits-all healthcare is failing. Inadequate healthcare access, deficient routine screening, and poor adherence to treatment plans have led to radical underdiagnosed and undertreated asthma and COPD.

The exacerbating effects of climate change, worsening air quality, extended allergy season, and a rapidly aging population are all contributing to a rise of respiratory diseases.

Health Care Originals is reimagining respiratory care


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HCO is at the forefront of personalized respiratory care, bringing peace of mind and ease to respiratory disease management.

Our proprietary AI-powered virtual platform and undetectable wearables offer members never-before-seen insights and actionable data so they can take control of their respiratory care.

Supported by a network of pulmonologists, respiratory therapists, mental health therapists, and behavior change coaches available whenever and wherever needed, members are seeing phenomenal results.

Here's how personalized virtual respiratory care works

1. AI-powered hidden, undetectable wearable attaches to body
2. Respiratory health is tracked and analyzed continuously
3. Deep organ sound data create digital biomarkers
4. Members are alerted to predictive and actionable insights to prevent flare-ups
5. Respiratory therapists and health coaches offer ongoing support




HCO Video Wefunder
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smartphone app to monitor symptoms

HCO has proven clinically efficacious outcomes

Health Care Originals is doing for respiratory disease what continuous glucose monitoring has done for diabetes, enhancing member autonomy and outcomes.

Within 6 months, 100% of members report reduced wheezing and shortness of breath, 90% of members report improved sleep, and 67% of members experience NO attacks.

Reduced Wheezing & Shortness of Breath

Reported by
100%
of Members



Improved Sleep

Reported by
90%
of Members

No Attacks Experienced

Reported by
67%
of Members

We are the 1st company in the world to use deep organ sounds to personalize care

Health Care Originals is the world's first company turning deep organ sounds into personalized and actionable care insights.

At the core of HCO's breakthrough is the sophisticated application of acoustics technology, or auscultation, the same technology used by stethoscopes.



Presence of Wheezing
Skin Temperature
Heart Rate
Cough
Respiration Rate
Activity

Previously, there was no way to capture subtle internal organ sounds in real life. Now, we combine coughs, lung sounds, wheezing, and breath sounds with activity, temperature, and other parameters to create an individual's personalized baseline. Then we can track when they are trending away from that baseline.

By leveraging AI and machine learning to enhance predictive analytics and enable early diagnosis, we're turning organ sounds into powerful tools for individual care management and improving outcomes.

With 13 patents allowed and 10 pending, our data-rich, AI-powered insights enable personalized care at scale.

A formidable moat: 1st mover using organ sounds and patented barriers to entry

13 global patents, 10 pending

- First to combine a proprietary wearable capable of monitoring novel digital biomarkers + care management service for respiratory health

AI-driven insights

- Extensive database of biomarkers for cough, respiratory symptoms, and cardiology
- Feature matching machine learning on wearable allows for unparalleled edge processing and notifications

Unique signal clarity

- Specific design of our wearable captures organ sounds beyond respiratory, including cardio-pulmonary, osteology, and more
- First to listen to organs continuously in high fidelity
- First device with unique database that allows diagnosis by proxy based on sound

Our 1,000 members LOVE us; we help them breathe easier

Our method, called Nightingale, offers an optimal combination of human guidance, digital delivery, and real-time health data from our wearable device. Over 1,000 members have benefited from this system, and 12,000 more are waiting to breathe easier.


HCO FB Client Video Wefunder
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and then it transfers those results to
your device via Bluetooth.
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> "The Nightingale system has really helped me with clearing my airways – I understand better how to do it and have better results. I like how the Respiratory Therapist engages with me and having them to talk to really helps me to understand my medication and condition better."



Member 1

"Working with the Nightingale Program has helped me ensure I take my inhaler regularly. I haven't missed a dose of medication in weeks now which is not something I could have said in the past. I had the interesting opportunity to express my wellness vision through artwork. I breathe easier having participated in the Nightingale Program."



Member 2

"The program has helped me take care of my health and talking to the health coach reminded me about ways to take care of my asthma. My health goal was to have my asthma under control and get back to activities like jogging and singing. I have met ALL my goals!"



Member 3

The $83B respiratory health market is growing FAST


Respiratory disease prevalence is growing at a 7% compounded annual growth rate
7% Annual Growth Rate
650M
Sufferers Globally
63M
Sufferers in US, Canada, & EU
10M
Uncontrolled Asthma & COPD Sufferers
$83B
Total Available Market
$18B
Serviceable Addressable Market
$3B
Serviceable Obtainable Market

The total addressable market for respiratory care surpasses $83B - and growing.

The opportunity is HUGE - we're just getting started

Health Care Originals' proven and patented continuous health tracking platform has the potential to become as common as the thermometer in homes nationwide, and globally.

This new paradigm for care leveraging biomarkers from deep organ sounds has applications beyond respiratory care, for example in cardiology, gastroenterology, and osteology, all of which live at the intersection of rapidly growing markets with double-digit CAGRs:



$504.4B
Digital Health Market
by 2025 at a 28.5% CAGR
$74B
Wearable Technology Market
by 2028 at a 13.8% CAGR
$180B
AI Healthcare Market
by 2030 at a 37% CAGR
$24.9B
Digital Biomarker Market
by 2030 at a 35.7% CAGR
$18.7B
Chronic Disease Management Market
by 2030 at a 14.6% CAGR

Forward-looking projections are not guaranteed.

Our team has led a digital health unicorn & brought a healthtech company to exit



Sharon Samjitsingh, MS, PMP

CEO, Co-Founder, Asthmatic

- Top 100 women in FemTech and HealthTech (Women of Wearables)
- 20 years innovation leadership



Jared Dwarika, MBA

COO, Co-Founder

- 25 years in sales & operations
- 3 time speaker – MEDICA
- Hardware & software expert



Cameron Jacox

Chief Growth Officer

- Former Chief Growth Officer at Lark Health



Jennifer Chambers, MD, MBA

Chief Marketing Officer

- Former CMO, Capital Blue Cross
- 20 years population health management
- Healthcare quality and safety expert

PennState | University of Rochester | Babson College

lark | Capital | ansa McAL Group of Companies

Our proven business model has generated $5.5M in contracted ARR

Health Care Originals uses a Fee-for-Service model that initially targets B2B2C channels. Members pay annually, at a price point of $249-$529, with costs typically covered by insurance.

NOW is the time to invest - we're poised for $35M in revenue by 2026

With your backing, we can serve the 12,000 members ALREADY on our waitlist, representing $6M in ARR pipeline value, and close FDA regulatory clearance for more use cases via the 510(k) pathway.

We're also on track to build global partnerships for our products, with distributors lined up in 2 countries.

With these milestones unlocked, we are poised to reach projected annual revenues of $35M+ by 2026.

Forward-looking projections are not guaranteed.



Revenue Projections
$34.5M
87%
Already
Accounted For
in Waitlist!
$5.6M
$300K
2024
2025
2026

Future financial projections are not guaranteed.

Assumptions

- May 2025: Conservative estimate of 2,800 members
- May 2026: Conservative estimate of 28,000 members
- May 2027: Conservative estimate of 177,000 members

Signed contracts will provide $5.5M in revenue by March 2026. These contracts allow us to sell to members while we are setting up a state-by-state network to enable billing as fee-for-service with existing reimbursement codes. Our signed contract is with an entity that has 400,000 Medicare members. CMS data shows that 14% of this population will have asthma and COPD. We take a conservative approach and say that only 4% of them will use our services, which gives us the conservative projected revenue of $5.8M.

Forward-looking projections are not guaranteed.

We're following a proven playbook to build a health tech unicorn

Just as Lark, Hinge, and Lyra have achieved multi-billion-dollar valuations by redefining care delivery in their verticals, Health Care Originals is poised to transform respiratory disease management.

All of the health tech unicorns below have transitioned care from high cost medical interventions such as surgeons and clinical visits to more scalable expert care delivered through digital channels.

Unicorn	Solves for	Reroutes From	To a Less Clinical
$2B lark	Chronic Diabetes	Endocrinologist, Cardiologist	Tele-Coach, Device, App, AI
$5B Hinge Health	MusculoSkeletal	Orthopedic Surgeon	Tele-PT, Device, App
$2B lyra	Mental Health	Psychologist	Guided Self-Care Certified Coach
$3B sword	Musculoskeletal	Orthopedic Surgeon, Opioids	Device, Therapy, AI, Digital Therapist
HCO	Chronic Resp. Diseases	Primary Care Physician, ER	Device, Therapy, AI, Digital Therapist

In addition, strategic acquisitions of health devices and care solutions, like the $225M acquisition of Propeller Health by ResMed, highlight the demand for innovative healthtech deals in the market. Although we are optimistic about our future, it's important to acknowledge that an exit is not guaranteed.


50x
Revenue
$116M
Acquired by
Pfizer
ResApp
HEALTH


30x
Revenue
$150M
Acquired by
Medtronic
corventis


50x
Revenue
$255M
Acquired by
ResMed
Propeller

Invest NOW and receive 2.5 equity units for every share!

Every share you purchase in this campaign comes with additional penny warrants.

Investment Milestone	Shares	Warrants per Share	Total Equity Units
Early Bird ($250K)	1 Share	1.5 Warrants	2.5 Equity Units
Post Early Bird	1 Share	0.5 Warrants	1.5 Equity Units

Penny Warrants FAQ

As part of your early bird investment, you'll be entitled to 1.5 times the number of shares you purchase in warrants. These warrants will be automatically exercised after you invest and converted into common shares, so you'll receive 2.5 shares for the price of 1 share + 3 cents. These are the same terms we've used to raise $1.2M from investors like Safar Partners and a large family office.

The math works like this: For every $100 invested, you get 65 Preferred Shares and 97 warrants. The warrants will automatically be exercised after you invest, so you receive 162 Preferred shares.

Post early bird, as part of your investment, you'll be entitled to 0.5 times the number of shares you purchase in warrants. Those will be automatically exercised after you invest, so you'll receive 1.5 shares for the price of 1 share + 1 cent. These are the same terms we've used to raise $1.2M from investors like Safar Partners and a large family office.

The math works like this: For every $100 invested, you get 65 Preferred shares and 32 warrants. The warrants will automatically be exercised after you invest, so you receive 97 Preferred shares.

Our investment philosophy


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Exit Plan

Recent healthtech valuations and successful exit comparables validate the market's appetite and HCO's dual pathway potential of achieving a high-value acquisition or pursuing a public offering, ensuring maximum flexibility in realizing the full potential of your investment.

Valuation

HCO is already generating revenue and our products are being used daily. This means we have product-market fit and our technology is de-risked. We've overcome all hurdles faced by a typical hardware company, yet we chose to price this round conservatively to maximize value to our earliest investors. We've seen what happens when founders over-value their companies. By pricing this round conservatively, we're setting us all up for success.

We can't wait to have you along for the ride, and set a new standard in respiratory health and beyond.

Invest alongside leading venture capital funds.

SAFAR PARTNERS   chloe capital


INVEST TODAY
Help the world
breathe easier.
HCO
Health Care Originals
MONITORING | INSIGHT | BETTER HEALTH